SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2022

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

26 April 2022

COMMITTEE MEMBERSHIP CHANGES

Prudential plc announces the following changes to the membership of the Board's principal Committees and of the Responsibility & Sustainability Working Group (the "Working Group"), to take effect from 1 May 2022 (unless otherwise stated):

-     George Sartorel will join the Risk Committee and the Nomination & Governance Committee. He will also join the Working Group as Chair-designate and will subsequently succeed Alice Schroeder as Chair, with effect from the conclusion of the 2022 Annual General Meeting ("2022 AGM"), when Ms Schroeder will retire from the Board (as previously announced on 25 February 2022);

-     Chua Sock Koong will join the Nomination & Governance Committee and step down from the Audit Committee. As previously announced on 19 October 2021, Ms Chua will succeed Anthony Nightingale as Chair of the Remuneration Committee, with effect from the conclusion of the 2022 AGM, when Mr Nightingale will retire from the Board;

-     Ming Lu will join the Remuneration Committee and step down from the Risk Committee; and

-     Tom Watjen will step down from the Nomination & Governance Committee.

Contacts:

Media		Investors/Analysts
Simon Kutner	+44 (0)7581 023260	Patrick Bowes	+44 (0)20 3977 9702
Ping Ping Tan	+65 9845 8904	William Elderkin	+44 (0)20 3977 9215
		Darwin Lam	+852 2918 6348

About Prudential plc

Prudential plc provides life and health insurance and asset management in Asia and Africa. The business helps people get the most out of life, by making healthcare affordable and accessible and by promoting financial inclusion. Prudential protects people's wealth, helps them grow their assets, and empowers them to save for their goals. The business has more than 18 million life customers and is listed on stock exchanges in London (PRU), Hong Kong (2378), Singapore (K6S) and New York (PUK). Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom. https://www.prudentialplc.com/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 26 April 2022

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Thomas S. Clarkson

Thomas S. Clarkson
Company Secretary